

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed June 21, 2022**
> **File No. 333-261129**

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

Amendment No. 8 to Registration Statement on Form S-1 filed June 21, 2022

General

1.  We note your disclosure on pages 38-39 about the effect of the COVID-19 global pandemic. Please ensure that you update the disclosure to discuss whether *recent* increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

2.  We note your disclosure on page 42 that "Inflation did not have a material impact on [y]our operations for the *applicable period*." Please ensure that you have updated the disclosure to discuss, if applicable, recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing

and how your business has been affected. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impacts to the company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

3.    Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

4.    To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

5.    Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

• suspend the production, purchase, sale or maintenance of certain items;
• experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
• experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
• be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
• be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

6.    To the extent changes made to the Form S-1/A also impact the information included within your annual and quarterly periodic reports, please amend those reports, as necessary, to reflect the applicable revisions.

Exhibit Index, page 95

7.    Please file an opinion of counsel as to the legality of all securities included in the fee table.  For example, file the opinion required by Item 601(b)(5) of Regulation S-K regarding the units mentioned in the fee table.  Please note that a binding obligation is appropriate for the legality of the units.  For guidance, see section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).  In addition, it does not appear that counsel's opinion covers the securities being offered in connection with the representative's units.  Also,

please ensure that the opinion addresses all relevant jurisdictions. In this regard, we note that section 7.12(a) of exhibit 4.2 refers to the laws of the State of New York.

Exhibit 23.1, page 95

8. Please obtain and file a revised consent from your auditor that references the appropriate financial statements and audit report date.

Balance Sheet, page F-3

9. We note that your "Long Term Liabilities" balance as of December 31, 2020 was revised from $1,169,373 to $5,242,832. Please tell us the reason for this revision and, if related to the correction of an error, mark the applicable financial statements "as restated," provide the disclosures required by ASC 250-10-50-7 through -10, and ensure that the restatement is discussed in your audit report. Additionally, the long term liabilities amount as of December 31, 2020 on page F-12 does not agree with the amount on the balance sheet. Please revise to address this inconsistency.

10. Please ensure that the "Additional Paid in Capital," "Laser Photonics Corp Equity," and "Total Liabilities & Equity" balances as of December 31, 2020 are appropriately stated and that you correct all inconsistencies between your balance sheet and statement of stockholders' equity (deficit).

Statements of Liability and Stockholders' Equity (Deficit), page F-5

11. We have reviewed your response to comment 7. Please revise the "statements of liability and stockholders' equity (deficit)" title on page F-5 to be consistent with the "statements of stockholders' equity (deficit)" title referenced in the audit report.

Statements of Cash Flows, page F-6

12. We note that your balances for fiscal 2021 net cash used in operating activities and net cash provided by financing activities changed significantly from those disclosed in the prior amendment. Please tell us the reasons for these revisions and, if related to the correction of errors, mark the applicable financial statements "as restated," provide the disclosures required by ASC 250-10-50-7 through -10, and ensure that the restatement is discussed in your audit report. In addition, it does not appear that your cash flow classifications for the "Depreciation and amortization," "Accumulated Amortization," "Operating lease right-of-use," and "Deferred Lease Liability" line items comply with ASC 230-10-45 and ASC 842-20-45-5. Please correct your statements of cash flows as necessary and ensure any errors identified are disclosed pursuant to the aforementioned ASC 250 guidance and that the applicable periodic reports are amended for any material restatements. Also tell us how these matters impacted your previous conclusions that disclosure controls and procedures were effective.

Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-9

13.  We note that your disclosure still erroneously indicates that your intangible assets are deemed to have indefinite lives.  Please correct this disclosure as previously requested.

Statements of Shareholders' Equity, page F-21

14.  We note your response to prior comment 4.  Please revise your statement of shareholders' equity for the quarterly period ended March 31, 2021 to give retroactive effect to the reverse stock split.  Additionally, we note that the "Accumulated Deficit" heading does not appear to be appropriate, as all of the balances, except for the January 1, 2021 balance, reflect positive retained earnings.  Please revise the heading accordingly.

Notes to Financial Statements, page F-22

15.  Please address the following comments related to your interim financial statement footnotes:
   •  Update any legacy GAAP references for the appropriate FASB codification reference.  For example, you reference SFAS 86 on page F-24.
   •  Review all amounts disclosed in your footnotes to ensure they are appropriately stated and internally consistent with your other disclosures.  For example, the issuance dates of the promissory notes to ICT in your Long Term Liabilities disclosures on page F-26 do not agree to those disclosed on page F-12.
   •  Ensure that you appropriately update disclosures related to prior periods for fiscal 2022 first quarter developments, such as your disclosure related to "Fair Value of Financial Instruments" on page F-26.

Net Earnings/Loss per Share, page F-25

16.  We note that you have not provided earnings per share information within your interim financial statements.  Please revise your disclosures to provide the information required by ASC 260-10-45 and ASC 260-10-50.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Ernest M. Stern, Esq.